UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*
Sutherland Asset Management Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
86933G105
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS San Bernardino County Employees' Retirement Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,042,686
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,042,686
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,042,686
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS EP

Item 1(a).  Name of Issuer:
Sutherland Asset Management Corporation
Item 1(b).  Address of Issuer's Principal Executive Offices:
Sutherland Asset Management Corporation
1140 Avenue of Americas, 7th Floor
 New York, New York 10036
Item 2(a).  Name of Person Filing:
San Bernardino County Employees' Retirement Association
Item 2(b).  Address of Principal Business Office or, if None, Residence:
San Bernardino County Employees' Retirement Association
348 West Hospitality Lane, 3rd Floor
 San Bernardino, CA 92415
Item 2(c).  Citizenship:
Incorporated in California
Item 2(d).  Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e).  CUSIP Number:
86933G105
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person  filing is a:
(a)-(k):                  Not applicable
Item 4.  Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)                  Percent of class:

See the response to Item 11 on the attached cover page.

(c)    Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii)   Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)   Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv)   Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Securities Exchange Act of 1934, as amended.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SAN BERNARDINO COUNTY EMPLOYEES' RETIREMENT ASSOCIATION

Dated: February 8, 2017                                                          /s/ Donald Pierce, CFA
Donald Pierce, CFA
Chief Investment Officer